[This information was placed on the               Ameritrade Holding Corporation
Ameritrade Holding Corporation                    Datek Online Holdings Corp.
web site after announcement of the                Commission File Number 0-22163
merger agreement with Datek Online
Holdings Corp.]









                           AMERITRADE HOLDING COMPANY
                    AMERITRADE ANNOUNCEMENT CONFERENCE CALL
                              LEADER, DAVID PLEISS
                                  ID# 3768241
                                    04/08/02
















                      DATE OF TRANSCRIPTION: APRIL 9, 2002




SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THIS DOCUMENT WHEN FILED FOR FREE FROM THE COMMISSION'S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY
CONTACTING ITS CORPORATE SECRETARY.

AMERITRADE HOLDING COMPANY
ID# 3768241                                                               PAGE 2



Operator:                           Good morning. My name is Judy and I will be
                                    your conference facilitator today. At this time, I would like to welcome everyone to the Ameritrade/Datek Merger Conference Call.
                                    All lines have been placed on mute to
                                    prevent any background noise. After the
                                    speakers' remarks there will be a question and answer period. If you would like to ask a question during this time, simply press the star, then the number one on your telephone keypad and questions will be taken in the order they are received. If you would like to withdraw your question, press the pound key.

                                    Ms. Kush, you may begin your conference.

Donna Kush:                         Thank you. I'm Donna Kush, Director of
                                    Corporate Communications at Ameritrade. By now you should have received a copy of our press release, which was faxed or e-mailed to you this morning. If you have not, please call our Investor Relations Department and we will fax or e-mail one out to you immediately, otherwise you can view a copy of our release and slides, listen to the call, and submit any questions for us via the website at AMTD.com. Also, if you want to contact us directly after the conference call, please call Investor Relations at 800-237-8692. Once again, that number is 800-237-8692.

                                    Before we begin I need to say that this call contains forward-looking statements that are pursuant to the Safe Harbor Provisions of the Federal Securities laws. These statements involve risks and uncertainties that may cause future results to differ from those anticipated. Listeners to the call are advised to check those documents filed by Ameritrade with the Securities and Exchange Commission including Forms 10K and 10Q for descriptions of risks and uncertainties related to forward-looking statements.

                                    Also, please note that this call is intended for investors and analysts and may not be reproduced in the media in whole or in part without prior consent of Ameritrade.

                                    A note on how we'll proceed. This call is being led by Ameritrade CEO Joe Moglia. He is joined by Ed Nicoll, CEO of Datek Online, and Randy MacDonald, Ameritrade's Chief Financial Officer. At the end of their remarks we will invite you to ask questions.

AMERITRADE HOLDING COMPANY
ID# 3768241                                                               PAGE 3



                                    At this time, I'll turn the call over to Ameritrade's Chief Executive Officer, Joe Moglia.

Joe Moglia:                         Thank you, Donna, and good morning,
                                    everybody. This is really an exciting day for all of us in that we are proud to announce our merger between Ameritrade and Datek. For us, to do an M&A transaction it needs to make sense for our clients, for our shareholders and be a strategic fit. If the answer to all three of those questions are yes, then we will be aggressive about going about that strategy. We have spent many months looking at Datek and the combination, and are absolutely confident that this is the smart thing to do.

                                    Let me break those three areas down. For our clients, both Ameritrade and Datek individually have the fastest growth rate for new accounts than anyone in the industry. That's not an accident. For both of us, our clients are our number one priority. Both of us cater to the active trader; we provide execution guarantees; we have excellent trading tools and high customer satisfaction rates. This merger allows us to take the best of Ameritrade and the best of Datek and only enhance the ultimate client experience.

                                    For our shareholders, we now have 2.7
                                    million accounts, but more importantly, this transaction positions us as the online industry leader in a number of key areas. First, in equity trades per day based on last quarter's results, we will be doing 164,000 equity trades per day. This is ahead of any of our competitors.

                                    When you take a look at our account growth, if you look at that in absolute or relative terms, we wind up the industry leader. Over the last 12 months, we added together 640,000 new accounts. That is about double what our nearest competitor opened. Our growth rate is 30%. That's about triple of what our nearest competitor had.

                                    We had often talked at Ameritrade about one of our competitive advantages that we are the low cost provider of the publicly traded companies, but the fact is that Datek actually has a lower cost per trade than what we do. So, as we achieve synergies, we will be driving down our cost per trade from where it is today.

AMERITRADE HOLDING COMPANY
ID# 3768241                                                               PAGE 4


                                    When you take a look at operating margins if there were no synergies whatsoever, Ameritrade and Datek together would rank number one in the industry at approximately a 30% operating margin. Once those synergies are realized, the operating margin will be closer to 50%.

                                    Now let's take a look at it financially.
                                    This deal will be immediately accretive. It also improves our balance sheet. If you recall, 12 months ago we had a debt to equity ratio of 154%. Today that number is 12%. Upon closing it will be 6%. But because we both employ pure play business models, there is a hand in glove fit here that will allow us to realize $100 million in after tax synergies. That's $100 million in after tax synergies, which translates to 23 cents in bottom line earnings.

                                    Now let's take a look at it strategically from a more macro perspective. Today there are 20 - - today 25% of retail clients trade online. That's close to 20 million people. Research suggests that in about five years that number will grow to 50 million, and we're only talking about the United States.

                                    Consider for a moment human behavior. More individuals are taking responsibility for their financial well-being, and more individuals are becoming more comfortable with their use of computers. Think about your own families. Think about how comfortable the family was with using a computer ten years ago. Think about how you feel about that today, and think about what that will be like in five to ten years. The use of broadband will only enhance this trend. We believe that as more clients trade online in the future, the cost for those clients to trade will become more of a factor as they make decisions as to where they want to do their business.

                                    We think our market is a legitimate growth opportunity even if the actual market continues to prove challenging. Therefore, we will continue to build the platform that will make us the market leader in offering a great value proposition to our client and balancing that with real shareholder returns. This should allow us to continue to build market share.

AMERITRADE HOLDING COMPANY
ID# 3768241                                                               PAGE 5

                                    The $100 million in after tax synergies and the 23 cents in our bottom line profits are real. Randy will walk you through how we will achieve that. He'll also give you some guidance in terms of our earnings forecast given the current market conditions, as well as outline the actual transaction. Randy?

Randy MacDonald:                    Thanks, Joe. As Joe said, this is truly a
                                    landmark merger. This is a classic case of one plus one equals four in this case. The four things that Joe mentioned are all number ones. Number one in trades per day;
                                    number one in client growth; lowest cost producer in the industry; and the highest operating margins.

                                    Let me talk about the transaction first and give you just a summary of the terms. This was an all stock transaction. There will be 216 million shares issued so at the end of the day there will be pro forma ownership of 50% Ameritrade, 50% Datek. The estimated value of the transaction is approximately $1.3 billion.

                                    The Ameritrade management team will lead the new entity, but will be supplementing that with Datek management and personnel. The construct of the Board will be nine members. There will be three representatives from Ameritrade with Joe Ricketts (phonetic) being the Chairman. There will be three representatives from Datek and there will be three independent Directors.

                                    Let me talk a little bit about the
                                    ownership. There will be a single class of stock for increased liquidity and a simple capital structure. The owners will be led by the Ricketts family which will have about 28% ownership, Bain Capital at 11%, TA Associates 9%, Silver Lake about 8%, Groupe Arnault about 5%, Advent Partners about 3%, and, of course, Deutsche Bank still has their ownership which will be about 5% now.

                                    As Joe's already pointed out, this is a huge win for both sets of clients - - both the Datek clients and the Ameritrade clients. This deal will strengthen both franchises and allow us to give increased customer capabilities. At the end of the day, we'll have 2.7 million customers; trades per day in the last quarter 164,000; annualized trades per account

AMERITRADE HOLDING COMPANY
ID# 3768241                                                               PAGE 6


                                    about 16; and the client assets are $43
                                    billion and client margin loans $200
                                    billion.

                                    As Joe mentioned, number one we're the
                                    largest daily online equity broker in the world; 164,000 trades a day. Prior to this deal, we were players number three and four doing 86,000 and 78,000, respectively; cross equity trades per day last quarter 148,000; e-Trade 110,000; TD Waterhouse 69,000.

                                    With regard to the fastest growing account base, our year over year growth was 30%. That's three times the rate of growth of the next closest competitor, which was e-Trade, which grew their account base 10%. We grew our accounts by 642,000 accounts last year compared to e-Trade of 315,000, TD Waterhouse 157,000, and Schwab zero.

                                    With regard to being the lowest cost
                                    producer, both of us were the industry
                                    leaders. Datek was a lower cost producer than Ameritrade, so on a combined basis our operating costs per trade will drop to $9.36 after the synergies kick in. That compares to TD Waterhouse of $33,000, e-Trade at $34.00, and Schwab about $90.00. That's a huge, huge competitive advantage.

                                    What does that all result in? The highest operating margin in this business. The highest operation margins in the business. We will produce 31% before the synergies and 53% operating margins after the synergies. How does that compare with the competition? E-Trade 23%, Schwab 21%, TD Waterhouse 9%. Very, very competitive - - significant competitive advantage.

                                    Again, with regards to the best in class products, what we will do is take the best of both franchises and combine them for the best of class industry products and services.

                                    Let me talk a little bit about the
                                    integration. Let me talk a little bit about the execution risks of a merger of this size. We have very, very comparable client bases. We are both completely focused on the active trader segment. As Joe mentioned, this is very much hand in glove. We both have very similar value propositions and price points for our customers. We have an absolute commitment to superior client services and premium products and tools.

AMERITRADE HOLDING COMPANY
ID# 3768241                                                               PAGE 7



                                    With regard to integration, Ameritrade's been there, done it. We have a client integration track record with our MDB.com (phonetic) acquisition. From the time we closed the deal until success conversion took us 85 days. We retained 98% of the customers. We reversed the loss trend from prior to when we took it over to an 84% profit margin, and that was within three months after closing. We developed a tool of a client communications model that was extremely effective in helping us to keep that 98% of our clients.

                                    So, there's nothing like experience. We have an experienced integration team to help us get those $100 million worth of synergies.

                                    During this process, Ameritrade, Datek
                                    Management and the private equity investors all studied and validated the synergies. We did months - - literally months of two way detailed due diligence. The successful implementation of MDB.com translates into an experienced transition team. At this point, with a clear and detailed roadmap, which we will create to successful create the realize the identified synergies.

                                    Let me now talk about the potential
                                    synergies. The costs - - the current costs of servicing the Datek clients is about $311 million a year. The future costs of servicing those customers we believe to be $137 million, and it really breaks down into four major categories. One is marketing, approximately $70 million; additional people in the Op Center, the cost of answering the phone another $32 million; in the clearing and settlement areas about another $15 million; and other costs of content, exchange fees, etcetera, about another $20 million. That all adds up to $137 million.

                                    When you take the delta between the current costs of $311 million and the estimated future costs of $137 million, that's $174 million of savings, which on an after tax basis is $100 million. That's 23 cents of EPS.

                                    We will begin to immediately put our team in place. The combined Ameritrade-Datek team will begin the integration as soon as we close the deal. It will take us approximately

AMERITRADE HOLDING COMPANY
ID# 3768241                                                               PAGE 8


                                    nine months to integrate. We will begin to immediately realize some of those synergies. They will be phased in over a one-year period, over a nine-month period, and the actual savings will be about $73 million, and once fully phased in the run rate will be $100 million. So, in the first year that's a 17-cent EPS improvement.

                                    Now, let me talk a little bit about earnings guidance. For fiscal year 2002, and the fiscal year is a September year-end, we think that Ameritrade and Datek combined will be about $56 million of net income. And during that period, primarily in the fourth quarter - - the September quarter, we will realize about $4 million of those synergies, for a total bottom line of $60 million. That's 14 cents.

                                    For fiscal year 2003, the combined entities should earn another - - earn $60 million, but with the after tax synergies of another $73 million, that's a total of $133 million of bottom line. That's 30 cents. And if you were to think of it on a run rate basis - - if we were to realize the whole hundred million, that would be an extra six cents or 36 cents. Now, that assumes now improvement in the operating environment.

                                    With regard to the balance sheet, as Joe mentioned, the balance sheet is very strong. Prior to the deal we had $82 million of liquid assets, another $89 million of tangible assets, for a total of tangible assets of $171 million. We have convertible debt, convertible into equity, of $48 million. After the transaction, that's $122 of liquid assets, $149 million of tangible assets, for a total book value - - tangible book value of $271 million, a $48 million convert, and zero bank debt.

                                    At this point, I'd like to turn the call over to Ed Nicoll who is the Chairman and CEO of Datek. Ed?

Ed Nicoll:                          Thank you, Randy. Let me say first of all,
                                    representing my management team and my
                                    investors and Board, that we are thrilled to be a part of this team. We had lots of opportunities in this process to choose another partner, but we are very, very excited that we were able to come to this arrangement with Ameritrade.

AMERITRADE HOLDING COMPANY
ID# 3768241                                                               PAGE 9



                                    We believe in this combined company. We are going to be investors in this combined company for now and over the long term. We think that this is a terrific deal for all of the shareholders of Ameritrade, both existing and perspective shareholders, which are us, and we are thrilled to now be a part of the Ameritrade family.

                                    Let me say that my role in this combined company is one of support. I don't - - never believed in co-CEO's and don't now. I and my Board have total confidence in the management team of Joe and Randy to execute this plan. We are going to be active participants in that execution in the integration, and I am going to participate that on a day-to-day basis, work closely with Joe and Randy to make sure that these synergies are achieved. As Randy mentioned, we have been active participants in identifying these synergies and detailing the plan of integrating these two companies together.

                                    We're excited that we're going to have
                                    access to the services of Ameritrade. We think that we can get a greater share of our customers' wallet by making those services available to our customers. We're also excited about integrating our technology platform with that of Ameritrade. We see a lot of opportunities for bringing our expertise to the Ameritrade family of products and services. And we think this is just a terrific win for our customers, as well as our shareholders.

                                    I couldn't be happier. I couldn't be more excited, and I know I speak for my investors who are now investors in Ameritrade, we think this is a terrific win all around.

                                    I guess Joe it's back to you.

Joe Moglia:                         We're happy to take any Q&A that any of you
                                    might have. Prior to actually beginning
                                    that, a simple note of apology. The thoughts that Randy went through are set up in a slide presentation that is on our website.
                                    We seem to be having some technical
                                    difficulties with that, but we will get that straightened out and you will certainly have access to that hopefully before the end of the call, but if not you'll have access to that later on.

                                    So, with that, let's open it up.

AMERITRADE HOLDING COMPANY
ID# 3768241                                                              PAGE 10



Operator:                           At this time, I would like to remind
                                    everyone in order to ask a question, please press star then the number one on your telephone keypad. We'll pause for just a moment to compile the Q&A roster. Your first question comes from Robert Sobhani with Bank of America Securities.

Robert Sobhani:                     Good morning.  Congratulations, guys.

Joe Moglia:                         Good morning, Rob.

Robert Sobhani:                     I have a clarification question on the
                                    earnings guidance. You had talked about in the paper 13 cents expected in '03. It looks like about 23 cents of synergies. That gets me to 36 cents, but you're talking about 30 cents. Can you just walk me through that?

Randy MacDonald:                    Sure, Rob. Yeah, we're talking about - - let
                                    me just flip back there. We had talked about synergies of about 17 cents for - - and I apologize because the slides actually detail this, but - - they're up there now. The slides are up on the website now.

Robert Sobhani:                     Okay.

Randy MacDonald:                    The $100 million translates to 23 cents, but
                                    over the course of a year that we will
                                    achieve a run rate of $100 million, so those will be phased in over a one year period.
                                    So, the $73 million translates to 17 cents.
                                    And if you're at the slides, you can go to page 12 and 13 detail this.

Robert Sobhani:                     I actually (UNINTELLIGIBLE).

Randy MacDonald:                    So, the 13 plus the 17 get you to 30.  Is
                                    that clear?

Robert Sobhani:                     Okay. So, you're saying basically for full
                                    year - - well, for the fiscal year 2003, you're expecting 17 cents of the 23.

Randy MacDonald:                    Correct.

Robert Sobhani:                     Okay, but by the end of fiscal '03 you
                                    should be at the run rate for the full 23 cents.

Randy MacDonald:                    That is correct.

AMERITRADE HOLDING COMPANY
ID# 3768241                                                              PAGE 11



Robert Sobhani:                     I see what you're saying. Now, the consensus
                                    for next year is about 34 cents, I believe, for '03, so you've gotten into slightly below the consensus, and my guess it's some kind of assumption of market recovery and you mentioned that the 30 cents probably does not include much market recovery.

Randy MacDonald:                    That is absolutely correct.

Robert Sobhani:                     Where we would land in a combined company
                                    with say 10% increase in trading volume?

Randy MacDonald:                    Probably more like 44 cents.

Robert Sobhani:                     Okay, great. Also, just have a quick
                                    question about the synergies. The
                                    headquarters is going to be in Omaha?

Randy MacDonald:                    Yes.

Robert Sobhani:                     Okay. And just could you walk us through a
                                    little bit - - just some of the color behind where the synergies are coming from? Is it, you know, building saves? Is it getting rid of one entire platform?

Randy MacDonald:                    Some of this will evolve over the ensuing
                                    weeks. With regard to the categories,
                                    certainly the thing that leaps off the page is marketing. Initially, I think we'll maintain a spend of about $70 million. That will probably come down over the ensuing years, assuming the business remains the same - - that we have the same market conditions. So, yeah, there is the need to take the two organizations and put them together with regard to the call center.

                                    With regard to clearing the technology
                                    itself, there are development shops in both companies, so we'll go through and look at each one of those areas and we are going to pick the best of both so that we have the best products and services. That is all part of what the integration team has been charged with. They will be full time completely focused. It will be the firm's number one priority, and we will achieve the same sort of success and timeline that we did with MDB.com for that reason.

AMERITRADE HOLDING COMPANY
ID# 3768241                                                              PAGE 12



Robert Sobhani:                     Okay. In the MDB deal, you also brought
                                    pretty much everything on to your platform.
                                    Is that sort of the direction you're leaning in right now?

Randy MacDonald:                    No. You know, these are two huge franchises.
                                    I don't think that we've gotten to the point where we can answer that question definitively. I think we do need to take the best of each, but no, I think that's part of what the integration team will be charged with, and frankly, will begin to think about that today.

Robert Sobhani:                     Okay. And if I could just get your comments
                                    on the marketing straight. You had said it will be $70 million combined?

Randy MacDonald:                    No, what I was talking about, and it's on
                                    page 12, Rob, are the potential synergies.

Robert Sobhani:                     I apologize.

Randy MacDonald:                    No, that's fine. It's our error not getting
                                    these things up or the vendor, at least. The marketing we're expecting to spend in the first year an incremental 70, and some of this is, you know, what you want to do is maintain the client experience. We don't want any of the Ameritrade, any of the Datek customers, to not have at least the experience they're having today, and we certainly want to improve that experience tomorrow. So, it's very, very important that we fence in these customers and do what we did with MDB and keep them. And I think we can do an outstanding job of that.

Robert Sobhani:                     Which name are you going with?

Randy MacDonald:                    Again, those are things that have to evolve.
                                    Both names are very strong, so we - - yeah, Ameritrade is the brand, but we may, in fact, use the Datek. We don't know.

Robert Sobhani:                     Okay.  All right.  Thank you much.

Operator:                           Your next question comes from Rich Repetto
                                    with Putnam Lovell.

AMERITRADE HOLDING COMPANY
ID# 3768241                                                              PAGE 13



Rich Repetto:                       Yeah, hi guys. First question. Is there a
                                    lock up on the shares of, you know, going to the Datek investors or what's the period of lock up?

Ed Nicoll:                          Well, this is Ed - - Rich, it's Ed Nicoll;
                                    maybe I'll tackle that. The other thing that I - - just to backtrack a little bit with respect to the synergies, I hope that people on this call are sensitive to, you know, the fact that there are a lot of employees here that we are dealing with and we are concerned about, and we're not going to sit here and rattle off who's going and who's staying; that sort of thing.

                                    And we will be clear and concise with our employees and fair, and we're in the process of going through that now I think on both sides and communicating with them. But, I just think that the analysts on this call should be sensitive to the fact that we have an obligation to communicate with them clearly before we outline any plans publicly. I think it's an answer somewhat to, you know, the desire to be specific before. I think we really can only so specific at this point.

Rich Repetto:                       Are we talking about the lock up of the
                                    shares? Is that what you're referring to there?

Ed Nicoll:                          No, no, I just wanted to address the issues
                                    of synergies and how we identify them.

Rich Repetto:                       Okay.

Ed Nicoll:                          With respect to the lock up on the shares,
                                    the Ameritrade representatives and the Datek representatives have a three year agreement in which they will, you know, agree to vote their shares in accordance with the Directors on the Board, so there is a three year period in which there is a commitment on both sets of Directors to vote their shares in accordance with the block on the Board. So, there is that three-year commitment on both sides, but there's not a detailed stand still agreement per se.

Rich Repetto:                       Okay.

Ed Nicoll:                          They are very - - both sets I think - - let
                                    me speak for the Ameritrade - - excuse me, for the Datek shareholders. We are long-term investors in this company and we believe

AMERITRADE HOLDING COMPANY
ID# 3768241                                                              PAGE 14



                                    there's tremendous value here, and we're not interested in selling. We're not interested in selling now. We had many opportunities in this process, Rich, to achieve liquidity. We like this situation very, very much, and think it's a very, very attractive long-term investment for us. I personally am a large stockholder in this company and am very excited about being a long-term investor in Ameritrade.

Rich Repetto:                       I understand. Just so I'm interpreting this
                                    correctly then, can - - Datek shareholders will be able to sell shares, and I understand the voting commitment, but there is no lock up on the shares?

Ed Nicoll:                          No, there is no lock up per se. Nobody's
                                    prevented from selling, and there may be, you know, a group of investors at some point who will want to achieve liquidity, and that always exists, but at this point I can tell you there's a total commitment to this investment. And, as I mentioned to you, if we wanted to achieve liquidity there were many other opportunities than this one to do that. We like this one because we like the investment and we like the long-term dynamics of this investment.

Rich Repetto:                       Okay. I've just got one other - - bunches of
                                    questions, but I'll hold off to one other.
                                    Just, Randy, this is on sort of the numbers for '03. If you just take - - I'm having trouble back - - you know, if you back into that 30 cent number of 432 new Ameritrade shares outstanding, you come up with $130 million in net income, and, you know, I'm seeing the run rate of say Datek, you know, annualized - - I'm looking at the sheet that you put out, was 79 and yours was 36, so it's somewhere around the $110 - - well, $105 - - $115 actually. So, I'm trying - - and that's - -

Randy MacDonald:                    I'd be very happy to work with you, Rich, if
                                    you're stumbling on the model. On page 13 of the slides are those numbers. Why don't you study them? Sixty mil of net income between the two firms; $73 million of after tax synergies is $133 million divided by the shares outstanding on a fully diluted basis is $30 million. Why don't we take it offline?

Rich Repetto:                       Just one follow up to that then. How do you
                                    come up with the $60 million if Datek and Ameritrade were at 79 and 36? That's my only question.

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AMERITRADE HOLDING COMPANY
ID# 3768241                                                              PAGE 15



Randy MacDonald:                    Rich, we're going to have to take it offline
                                    because I don't know where you're getting your 79 and 36, so why don't we take this offline because you seem to have different numbers than we do.

Rich Repetto:                       Okay.  Thank you.

Operator:                           Your next question comes from Ken
                                    Worthington with CIBC.

Ken Worthington:                    Good morning, Joe and Randy.

Joe Moglia:                         Morning, Ken.

Ken Worthington:                    A couple of questions. First, how does the
                                    merger impact Ameritrade's relationship with
                                    Night (phonetic) and Datek's relationship with Islands (phonetic)?

Joe Moglia:                         It really has no impact whatsoever with
                                    Ameritrade's relationship with Night, and it's got no impact whatsoever with Ameritrade's relationship with Islands.

Ken Worthington:                    Great. Another question. To what extent does
                                    the merger of Datek and Ameritrade impact the combined company's pricing power? And what does it say about the pricing power for the e-brokers industry as a whole?

Joe Moglia:                         Yeah, Ken, I think it's a great question
                                    that we've looked at and thought about an awful lot over the span of the last several months. That will be something that we will be analyzing and evaluating, you know, over this span of time that we'll be involved with the actual integration.

                                    As it is right now, though, we have no plans to do anything different with regards to our actual pricing, and we have no plans to actually change the current client experience that the Datek customers or the Ameritrade customers are actually enjoying today, but that will be evaluated over the span of the next several months.

Ken Worthington:                    And one final question. How did you
                                    acquisition of MDB last year impact your bidding for Datek? And what would you do differently with the integration of Datek versus MDB?


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AMERITRADE HOLDING COMPANY
ID# 3768241                                                              PAGE 16



Joe Moglia:                         I think the good thing about the MDB
                                    acquisition and the integration process,
                                    Ken, was that it's something that we've just gone through. If you remember, from the time we closed to the time that we - - to the time where the entire conversion took place, it was only 85 days. Above and beyond that, when we first took over the property it was losing money. By the time we finished the integration, I think our operating margins were close to 84%.

                                    So, it's the same transition team. Randy headed up that team, and it will be the same transition and integration team that will be doing the merger or the work with Datek. And I think the fact that we have already gone through this is going to just help us as we move forward. It gives us the opportunity to establish a template.


                                    And I think when you go through a conversion what surprises you are the surprises, and there were some surprises that popped up with MDB that we were comfortably able to handle. Because those things happened, we think we are better prepared to be able to do this.

                                    In hindsight, there really isn't anything that we would have done differently, and we feel that that experience has
                                    (UNINTELLIGIBLE) to help us move forward.

Ken Worthington:                    Great.  Thank you very much.

Joe Moglia:                         Thank you, Ken.

Operator:                           Your next question comes from Adam Townsend
                                    with J.P. Morgan.

Adam Townsend:                      Hi, thanks. Just a couple quick questions.
                                    On the clearing side, does iClearing come with Datek in this transaction?

Randy MacDonald:                    Yeah, I mean the - - yes, the answer is yes.

Adam Townsend:                      It does. In that case, let me go further and
                                    say of the synergies that you guys outlined, is that assuming a migration onto the advanced clearing platform of maintaining two separate clearings?


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AMERITRADE HOLDING COMPANY
ID# 3768241                                                              PAGE 17



Ed Nicoll:                          Can I just say, if I can, again, I just - -
                                    you know, am concerned about my employees and having an opportunity communicate what our plans are, and to formulate them a little bit more closely. So, this is your call, Joe, but I just want everybody to be sensitive to the social issues here, and I just feel uncomfortable with that. Maybe I should feel more comfortable with it, but I've got a lot of partners and they're back at my shop in Jersey City, and I want an opportunity to talk to them.

Joe Moglia:                         Adam, I share the same type of sensitivities
                                    that Ed has, so the answer to your question is we are going to thoroughly analyze everything that exists at Datek; every part of the organization function by function, job by job, etcetera, etcetera. And at the end, we will only make those decisions that we believe are in the best long-term interests of the combined entity and our shareholders.

                                    Those specific decisions haven't been made yet. We need more time on that. We might be able to give you a little bit more color in terms of where we stand maybe later on in the month on our earnings call, and we'll be able to give you a little more color as well when we actually close the transaction. But the official answer to your question is we will analyze those over time.


Adam Townsend:                      Fair enough.  I apologize for that.

Joe Moglia:                         No problem, Adam. That's a fair question.
                                    (UNINTELLIGIBLE) that's a fair answer.

Adam Townsend:                      I hear you. Let's look at the customers for
                                    a second and I think the 98% retention rate you quoted on the MDB acquisition is a pretty impressive number. Looking at the differences between commission rates between
                                    Ameritrade and Datek, what are the thoughts on grandfathering sort of the structures from Datek? For example, they don't pay a higher rate for a limit order or they have different options rates. Can you talk about that?

Joe Moglia:                         Yeah, Adam, I think that is one of the
                                    things that we will be looking at, but it will only be one of the different options that we will evaluate as we move forward.
                                    Again, that's a


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AMERITRADE HOLDING COMPANY
ID# 3768241                                                              PAGE 18



                                    similar question I answered before, there has been no decision along that line other than ensuring that the client experience for the Datek people and the client experience for the Ameritrade clients continues to be as is. So, we haven't made those decisions yet. Grandfathering is a possibility, but we haven't made those decisions yet.

Adam Townsend:                      Gotcha. Okay, thanks a lot. Congratulations
                                    on the transaction.

Joe Moglia:                         Thanks a lot, Adam.

Operator:                           Your next question comes from Steve Eiseman
                                    (phonetic) with Chilton (phonetic).

Steve Eiseman:                      Hi, guys. This is a very simple question. In
                                    your analysis of Datek, given the purchase price, what are you assuming to be the return on invested capital?

Randy MacDonald:                    Well, it's three digits. I think it's market
                                    share - - think about the repositioning of these two firms. So, I'm not even sure I can place a PE on that in terms of market position. I think the calculation of MPV is pretty amazing when you think about $100 million of synergies in addition to an estimated $60 million of bottom line in current market conditions. We have horizontal scalability, a phenomenal customer base, highest operating margins;
                                    all the number ones. I think the answer to that question's got to be three digits, but I'm not sure if you're looking for a specific number, which we typically don't throw out.

Steve Eiseman:                      Okay. I just wanted to see what your
                                    thinking was. Thank you.

Joe Moglia:                         Thanks, Steve.

Operator:                           Your next question comes from Guy Muszkowski
                                    with Salomon Smith Barney.

Guy Muszkowski:                     Good morning. I think it's obvious that it
                                    is early for you to be making pricing and branding decisions and you've deferred those, but my question is with respect to both the 14 cents and 30 cent estimates, and, of course, within those $100 million ultimate run rate in the synergies, what is the core assumption with respect to maintaining or not

AMERITRADE HOLDING COMPANY
ID# 3768241                                                              PAGE 19



                                    maintaining two separate brands; maintaining or not maintaining price disparities as they current exists between Ameritrade and Datek.

Joe Moglia:                         I think from our perspective it's going to
                                    be very, very simply what's going to be in the best long term interest of both our clients and our shareholders. Now, so there is no miscommunication, with regards to the actual brand, the name of the company going forward will be Ameritrade, and the master brand will also be Ameritrade. The decision that hasn't been reached yet is to what extent we might want to use the Datek brand in the future.

                                    So, when we look at the actual continuation of our branding strategy and our marketing, and how we plan and implementing pricing policy, we will do that in light of what's going on in the industry, in light of what is going on with our competitors, and with the long term best interests of both our clients and our shareholders in mind. If we can balance those two constituencies, and keep in mind what's going on in the market, I'm pretty confident we'll make the right decision.

Randy MacDonald:                    To be terribly specific, the synergies on
                                    page 12 are cost synergies, not revenue
                                    synergies.

Guy Muszkowski:                     No, no, that's fair. Obviously, though, if
                                    you were to maintain a sub brand as Datek there's just a different cost structure, and, of course within the 14-cent and 30 cent pro forma or rather projected earnings, obviously there is some revenue assumption.
                                    And my only question is what's your base line assumption with respect to maintaining the price differential that exists currently, and maintaining even a sub brand?
                                    What have you assumed in coming up with
                                    those projections?

Randy MacDonald:                    That we would spend another $70 million in
                                    marketing. It's on page 12 about the
                                    assumptions on what we would spend in each of the categories to support the Datek customer experience.

Joe Moglia:                         Guy is that what you're asking? I think in
                                    terms of assumptions as far as pricing goes, we've assumed - - for our models and our forecast, we've assumed no increase in prices.

AMERITRADE HOLDING COMPANY
ID# 3768241                                                              PAGE 20




Guy Muszkowski:                     Okay.  That really gets to the question.

Joe Moglia:                         Right. No, we've assumed no increase - - all
                                    of our assumptions in looking ahead in terms of our models were extremely conservative.
                                    For example, when Randy talked about the 13 cent independently, that's based on current economic conditions with no anticipation of improvement in those conditions. So, we're trying to be as conservative as possible in those projections.

Guy Muszkowski:                     Okay, fine. Thank you. And then there's one
                                    follow up which is do you anticipate that in order to capture the synergies you would have to take any charges?

Randy MacDonald:                    There probably will be some assets that we
                                    will look at that may or may not be usable going forward, but most of the integration expenses will get capitalized as part of the deal, but that's something we'll have to take a look at.

Ed Nicoll:                          Guy, this is Ed. Datek has a very flexible
                                    cost structure, and in many instances like this you would find, for instance, again I'm a little hesitant to identify synergies, but if you were to have, you know, two headquarters and you need to write one of them off, right, and you might have a ten year lease that you might have to eat.

                                    In this particular instance that just
                                    doesn't exist. We have a completely flexible cost structure and there's a lot of really attractive elements to the way Datek is structured so that there aren't a lot of those kinds of assets and situations. It's quite unique and it allows for these synergies to be real and achievable. It's one of the reasons why my investors are interested in capturing those synergies because they believe that they're so easily captured and that it's a really achievable plan.

Randy MacDonald:                    Those things like with MDB on things like
                                    subleases and fixed assets, what we did
                                    there is it becomes part of the purchase price in determining the amount of good will just factors in there.

Guy Muszkowski:                     Right. Terrific. Thank you very much and
                                    congratulations everybody.

AMERITRADE HOLDING COMPANY
ID# 3768241                                                              PAGE 21



Randy MacDonald:                    Thanks, guy.

Operator:                           Your next question comes from Eric
                                    Wasserstrom with UBS.

Eric Wasserstrom:                   Hi, good morning.

Randy MacDonald:                    Morning.

Eric Wasserstrom:                   Randy and Joe, just not to jump too far
                                    ahead, but I'm sure you looked at this when considering and bidding on Datek, what will this mean for some of the other segments of your business? Primarily, does this mean that Tradecast is now redundant or that you're going to change the way that you've been operating in that direct access world on both a retail and an institutional platform? And sort of on a related topic, what - - can you cover that for me?

Joe Moglia:                         Yeah, I can do that for you, Eric. Keep in
                                    mind on the private client side of our
                                    Ameritrade business we are - - and on the institutional side, our strategy going forward is one of client segmentation. So, when you look at this through the eyes of our retail business, I think the merger with Datek will only enhance that strategy. As I said before, if you take the best of what
                                    Datek has and the best of what we have, that will just enhance the basic Ameritrade brokerage offering.

                                    I think it will also, with the quality of the Datek investor base and with they being particularly active relative to other investors in the market, we think that that will also have synergies for us in terms of Ameritrade (UNINTELLIGIBLE).

                                    On the institutional side of the firm, there really shouldn't be any redundant impact whatsoever, but we will learn that better as time goes on. So we look at it only enhancing our private client franchise and potentially not having any redundant impact whatsoever on the institutional side.

Eric Wasserstrom:                   Gotcha. But, just to make sure I'm clear, it
                                    does mean that at the moment these are
                                    essentially competing platforms now and at some point you're going to have to pick which one you're going to go to?

AMERITRADE HOLDING COMPANY
ID# 3768241                                                              PAGE 22




Joe Moglia:                         You're talking about technically?

Eric Wasserstrom:                   Yeah.

Joe Moglia:                         Yes, or some combination of the two.

Eric Wasserstrom:                   Okay. Okay. And then if I can direct a
                                    question to Ed for a moment. Ed, just so I understand, and I appreciate your comments earlier on, but this means that prior to the
                                    - - or I should say following the transition you are going to have no management role and no formal Board role. Is that correct?

Ed Nicoll:                          At this time we have not identified a formal
                                    role for me. I think that I will have a
                                    continuing role in the company, but it has not been identified and I wanted it to remain flexible so that I could do whatever is necessary to get this done. I regard my investment in the company as overriding, and just like Joe Ricketts, I'm an investor in this company, and I'm happy to be that.

                                    So, I don't - - I want to play a subsidiary role. I've got a hard enough time keeping my mouth shut sitting next to anybody, and I know that at the end of the day I'm better off doing what I can do contributing my knowledge of my company, helping Joe to get this thing off the ground, but then giving this management team the room to operate and I have complete confidence in their ability to do just that.

Joe Ricketts:                       This is Joe Ricketts. Although we have not
                                    communicated formally with Ed with respect to what we would like to have him do, I know that he's going to be very active in working with the Board of Directors and with our management team going forward. He is playing down his role at the current time because he thinks that might be the most proper thing to do, but we have got some very exciting ideas that we expect Ed to help us in going through the future. So, he's going to be a very important part of the Board of Directors and the senior management team.

Eric Wasserstrom:                   Great. Joe, good to hear from you. Thanks
                                    very much.

Operator:                           Your next question comes from Justin Hughes
                                    with Robertson Stephens.

AMERITRADE HOLDING COMPANY
ID# 3768241                                                              PAGE 23




Justin Hughes:                      Good morning. I was wondering how much cash
                                    exactly was acquired in part of this
                                    transaction?

Randy MacDonald:                    There's about $100 million of liquid assets.

Justin Hughes:                      A hundred million, okay. So, the purchase
                                    price you're quoting is net of that $100 million, correct?

Randy MacDonald:                    That is correct, Justin.

Justin Hughes:                      Okay. Second of all, have you thought about
                                    if the combined company will be accepting payment for (UNINTELLIGIBLE) because Datek traditionally has always rebated that to their clients? And second of all, how can that affect your relationship with Night?

Joe Moglia:                         Again, Justin, from our end that's not a
                                    decision that we've made yet. Through the integration we don't plan any significant changes whatsoever, but that also gives us plenty of time to evaluate what really makes the most sense down the road.

Justin Hughes:                      Okay.  Thank you.

Operator:                           Your next question comes from Brian Ferguson
                                    with the Boston Company.

Brian Ferguson:                     The question's been answered.  Thank you.

Joe Moglia:                         Okay, Brian.

Operator:                           At this time, there are no further
                                    questions.

Joe Moglia:                         Okay, folks. Well, we appreciate you taking
                                    the time this morning to join us. I'm sure you can appreciate that it's certainly a very, very exciting time for us. It's also a time, I think, where we need to be very, very sensitive to the associates that are part of our combined or organizations.

                                    I think if you're going to be truly
                                    successful as a company you've got to be totally committed to profitability and sustainable long-term growth. Our priorities will continue to be our clients, our shareholders and associates. And our plan is simple. We will continue to develop the platform that makes us the market leader in offering a great value

AMERITRADE HOLDING COMPANY
ID# 3768241                                                              PAGE 24



                                    proposition to our clients, and balance that with providing real returns for our shareholders regardless of market conditions. We truly believe that the Ameritrade merger with Datek will allow us to deliver on that plan.

                                    Thank you all very, very much for joining us this morning.

Operator:                           This concludes today's conference call. You
                                    may disconnect at this time.

[End of Conference Call]